Exhibit 99.1

NEWS RELEASE

Great Panther Mining Announces Board and Management Changes

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated October 15, 2021, to its short form base shelf prospectus dated September 10, 2021.

Vancouver, BC, September 30, 2022 – Great Panther Mining Limited (OTCPK:GPLDK) (“Great Panther” or the “Company”) announces that as part of its ongoing strategic initiative to reposition the Company, three of its directors, Elise Rees, Kevin Ross and Dana Williams, have each resigned from the Board, effective September 30, 2022.

In addition, Alan Hair will resign as Interim Chief Executive Officer (“CEO”), effective October 17, 2022 (the “Effective Date”), and will resume the position of Non-Executive Chair of the Board. Sandra Daycock will assume the role of President & CEO and will resign from the position of Chief Financial Officer (“CFO”) on the Effective Date, and Shawn Turkington, the Company’s Vice President, Finance, will assume the role of CFO.

ABOUT GREAT PANTHER

Great Panther Mining is a precious metals producer focused on the operation of the Tucano Gold Mine in Brazil where the Company controls a land package covering nearly 200,000 hectares in the prospective Vila Nova Greenstone belt.

For more information, please contact:

T : +1 604 608 1766

TF : 1 888 355 1766

E : info@greatpanther.com

W : www.greatpanther.com